U.S. SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                 FOR FORM 10-QSB

For Period Ended                                     Commission File No. 0-15224
September 30, 2005                                      CUSIP No. 0074223 06 5

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                       ADVANCE DISPLAY TECHNOLOGIES, INC.
                            (Full Name of Registrant)

                    7334 So. Alton Way, Building 14, Suite F
                           Centennial, Colorado 80112
                     (Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-KSB, 20-F, 11- K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company's limited management and administrative resources prevented the Company from completing the preparation of the subject report until the morning the report was due. Thereafter the filing agent for the Company transmitted the report via EDGAR within the prescribed time period but EDGAR was unable to accept the submission. As a result, the filing was accepted on the due date at 6:04 p.m. EST, less than an hour later than the time permitted for a filing to be deemed to be timely under EDGAR rules.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Matthew W. Shankle         (303) 267-0111

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         [X]  Yes          [  ]  No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X]  Yes          [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has reported an increase in net loss of approximately $150,000 to $249,043.

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                       Advance Display Technologies, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005                 By: /s/ Matthew W. Shankle
                                            ------------------------------------
                                            Matthew W. Shankle, President